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404-881-7000
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www.alston.com

Paul J. Nozick	Direct Dial: 404-881-7451	Email: paul.nozick@alston.com

November 12, 2015
Via EDGAR

Ms. Jennifer Thompson Accounting Branch Chief - Office of Consumer Products Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-3561

Re:	Mohawk Industries, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 27, 2015 File No. 1-13697
Dear Ms. Thompson:
In connection with the review by the Securities and Exchange Commission of the above referenced filing of Mohawk Industries, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in the letter dated October 16, 2015 to Frank H. Boykin, Chief Financial Officer of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2014, as Compared with Year Ended December 31, 2013

Gross Profit, page 22

1.
We note your response to comment 2. Please refer to your discussion of the factors impacting changes in cost of sales within your operating income section and explain to us in further detail how your discussion captures the significant components of cost of sales, such as material, labor and other applicable expenses. Further, we note your discussion of higher input costs impacting your operating income and have read the prepared remarks from your first quarter 2015 earnings transcript which included a statement that “raw material costs were higher than in the same period last year.” If higher input costs are reasonably expected to affect your future results, we believe you should

Ms. Jennifer Thompson
November 12, 2015

highlight, to the extent applicable, whether such movements are expected to cause future results to differ from historical results. Please also tell us and revise your disclosures to define the term “operations productivity” and clarify how you calculate the amounts disclosed in your gross profit and operating income discussions. Refer to Item 303(A)(3)(ii) of Regulation S-K.

Response:

The factors impacting cost of sales discussed within the Company’s operating income section are operations productivity and input costs. Operations productivity is defined as (1) savings from capital investments that contribute to manufacturing efficiency and (2) manufacturing cost reduction initiatives. Operations productivity can vary by segment depending on the types of capital investments and cost reduction initiatives implemented. Input costs include material, labor and energy costs. For the fiscal year ended December 31, 2014, the components of the $49 million of input costs were $20 million of energy costs, $15 million of material costs and $14 million of labor costs. The Company does not believe that the individual components were material to the change in operating income for the period. In future filings the Company will replace references to “operations productivity” with “savings from capital investments and various cost reduction initiatives” and separately discuss the components of input costs where material.

Trends related to input costs are difficult to predict due to market volatility and limited visibility with our suppliers. In future filings, when known, the Company will discuss such trends when they are expected to cause future results to differ materially from historical results.

The following disclosure has been taken from the Company’s Form 10-K for the fiscal year ended December 31, 2014 and revised to add the underlined text, illustrating the expanded narrative discussion as if the Company had provided the requested information in its Form 10-K for the fiscal year ended December 31, 2014:

Operating income for 2014 was $772.8 million (9.9% of net sales) reflecting an increase of $225.9 million, or 41.3%, compared to operating income of $546.9 million (7.4% of net sales) for 2013. The increase in operating income was primarily attributable to higher sales volume of approximately $89 million, ~~increases in operations productivity~~ savings from capital investments and cost reductions initiatives of approximately $86 million, lower restructuring, acquisition and integration-related costs of approximately $60 million, inventory step-up related to the Marazzi acquisition of approximately $31 million and partially offset by higher input costs of approximately $49 million.

Income tax expense, page 23

2.
We note your response to comment 4. Although we believe that your proposed disclosure revisions will be useful to investors, it appears that additional disclosures should be provided to highlight the impact that the geographical mix of your income had on your income tax expense and effective tax rate. We note that foreign earnings before income taxes increased by over 100% from fiscal 2013 to 2014, whereas the respective domestic increase was only 15%. Considering your foreign effective tax rate appears to have fluctuated between approximately (3%) and (10%) during the annual periods presented and your domestic effective tax rate fluctuated between approximately 33% and 43%, we believe that a cross-reference to your income tax footnote does not adequately explain the movements in your income tax expense or effective tax rates. Accordingly, please consider revising your discussion to separately explain the reasons for fluctuations in your domestic and foreign effective tax rates, to quantify your domestic and foreign effective tax rates, and to quantify the impact of the geographical mix of your income on your income tax expenses and effective tax rates.

Ms. Jennifer Thompson
November 12, 2015

Response:

In 2013, the Company closed three acquisitions (Marazzi, Pergo and Spano) that together doubled the size of its organization outside of North America. Net sales outside of North America grew from $989.2 million in 2012 to $1,836.6 million in 2013, and then to $2,255.6 million in 2014 (reflecting the incorporation of the full year operating results of the 2013 acquisitions). As the Company’s foreign operations increased dramatically in scale over the period, the Company took a number of steps related to its worldwide businesses that impacted net earnings (see below).

For the year ended December 31, 2014, the Company’s worldwide earnings before taxes increased by $218.3 million compared to the prior year. As further discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Form 10-K, the increase was the result of several factors, including an increase in sales volume due to the Marazzi, Pergo, and Spano acquisitions; operations productivity gains, favorable impact of price and product mix; and lower restructuring, acquisition and integration-related costs. In addition, SG&A costs were reduced as an overall percentage of sales.

Of the total worldwide increase in the earnings before taxes, $175.4 million of the increase (from $156.9 million to $332.3 million) was attributable to non-US operations. Some of our business actions that contributed to the increase in non-US earnings before taxes are listed below:

•	The Company developed a new European ceramic organization and implemented a new business strategy to improve our product offering, manufacturing and sales execution

•	The Company optimized intercompany financing arrangements and rationalized the number of legal entities in its organization

•	The Company completed the integration of the Pergo business

•	The Company introduced industry-leading products with unique features in the Laminate and Wood segment and replaced the entire European Pergo offering

•	The Company finalized the Spano integration and completed the first phase of its manufacturing reconfiguration, improving efficiencies and margins

•	The Company delivered significant ceramic product sales growth in Mexico by expanding its product offering and increasing customer base

For 2013, the Company’s foreign tax benefit was $15.6 million, resulting in an effective tax rate of (9.9%). Partly due to the actions outlined above, the Company’s 2014 foreign tax benefit was $10.4 million, yielding an effective tax rate of (3.1%). The year-over-year tax expense increase of $5.2 million was primarily comprised of the following:

•	Increase in income tax expense of $20.4 million largely due to the increase in the underlying non-US earnings before taxes discussed above

•	Decrease in income tax expenses of $7.4 million due to notional tax benefit

•	Decrease in income tax expense of $7.8 million as a result of a favorable court case rendered on the Company’s behalf

On the domestic side, the 2013 acquisitions and the related actions described above resulted in the increase of the Company’s earnings before tax by $42.9 million, from $288.6 million in 2013 to $331.5 million in 2014. On its 2013 domestic earnings of $288.6 million, the Company recorded an income tax expense of $94 million, for an effective tax rate of 32.6%. The business actions implemented above resulted in incremental U.S. tax of approximately $48 million year-over-year resulting in an increased domestic tax expense of $142 million, for an effective tax rate of 42.8%. Approximately $17 million of the increased tax expense resulted from increased earnings subject to statutory tax rates, approximately $23 million of the increased income tax expense was the result of Subpart F income, and the balance of $8 million resulted from numerous other immaterial actions.

Ms. Jennifer Thompson
November 12, 2015

The following disclosure has been taken from the Company’s Form 10-K for the fiscal year ended December 31, 2014 and revised to add the underlined text, illustrating the expanded narrative discussion as if the Company had provided the requested information in its Form 10-K for the fiscal year ended December 31, 2014:

For 2014, the Company recorded income tax expense of $131.6 million on earnings from continuing operations before income taxes of $663.9 million for an effective tax rate of 19.8%, as compared to an income tax expense of $78.4 million on earnings from continuing operations before income taxes of $445.6 million, resulting in an effective tax rate of 17.6% for 2013. The increase in effective tax rates was primarily attributable to additional tax expense on a $218.3 million increase in foreign and domestic earnings (including approximately $23 million of increased tax expense arising out of Subpart F income) partially offset by a $7.4 million notional tax benefit in Italy and a $7.8 million tax benefit as a result of a favorable court case in Italy. See Note 15-Income Taxes.

In addition, the Company proposes to add the following disclosure to Note 15-Income Taxes in its annual reports on Form 10-K and to include a cross reference to the footnote in the relevant sections of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The geographic dispersion of earnings and losses contributes to the period-to-period changes in the Company’s effective tax rates. Approximately one-half of the Company’s current year earnings from continuing operations before income taxes was generated in the United States at a combined federal and state effective tax rate that is higher than the Company’s overall effective tax rate. The Company is also subject to taxation in many other jurisdictions where it has operations, including Australia, Belgium, Ireland, Italy, Luxembourg, Malaysia, Mexico, the Netherlands, Russia and Spain. The effective tax rates that the Company pays in these jurisdictions vary widely, but they are generally lower than the Company’s overall effective tax rate. The Company’s domestic effective tax rates for 2013 and 2014 were 32.6% and 42.8%, respectively, and its non-U.S. effective tax rates for 2013 and 2014 were (9.9%) and (3.1%), respectively. The difference in rates applicable in foreign jurisdictions results from a number of factors, including lower statutory rates, historical loss carry-forwards, financing arrangements and other factors. The Company’s effective tax rate has been and will continue to be impacted by the geographical dispersion of the Company’s earnings and losses. To the extent that domestic earnings increase while the foreign earnings remain flat or decrease, or increase at a lower rate, the Company’s effective tax rate will increase.

Item 8. Consolidated Financial Statements and Supplementary Data

(16) Commitments and Contingencies, page 66

3.
We have reviewed your response to comment 10 and note that you settled your U.S. antitrust case within a month after your Form 10-K filing date. Please expand on the reasons why you were unable to estimate the amount of loss or range of loss for this case as of your Form 10-K filing date. In doing so, please provide us with a sufficiently detailed background of the settlement negotiations, including when they were initiated and the party that initiated the process.

Response:

The Company evaluates its litigation exposures and the appropriateness of its reserves related to litigation under the analysis required by Statement of Financial Accounting Standards No. 5 and FASB Accounting Standards Codification Subtopic 450-20. That is, the Company assesses whether the likelihood of a negative outcome is remote, reasonably possible or probable. If probable, the Company attempts to estimate the amount of the loss or range of loss.

Ms. Jennifer Thompson
November 12, 2015

Since late 2013, the Company periodically attempted to engage in settlement discussions with respect to the U.S. class action against the Company on behalf of direct purchasers of polyurethane foam. In August 2014 two larger co-defendants settled with the plaintiff class on a basis that approximated a percentage of each co-defendant’s several liability to the class. In light of these known settlements, the Company determined an estimated range of loss in the third quarter of 2014 with the low end equal to a settlement on a similar basis to the recently announced settlements and the high end equal to the maximum amount recoverable by plaintiffs in the direct purchaser class. The Company accrued a charge based on its several liability, which was the minimum amount of the reasonably estimable range of liability.

However, the plaintiffs were unwilling to discuss settlement with the Company on a several liability basis on the grounds that the Company was jointly and severally liable for damages allegedly suffered by the class, and the plaintiffs insisted that the Company pay a “public company” premium in order to settle the case. Plaintiffs would not even discuss settlement with the Company unless the Company offered a settlement amount many times higher than the maximum liability the Company faced on a several basis.

The Company consistently refused to engage in settlement discussions anywhere near the levels demanded by the plaintiffs in order to come to the table, and was prepared to take the case to trial, where it believed it had a reasonable likelihood of success. In addition, the Company had pursued interlocutory appeals to the Circuit Court and ultimately to the Supreme Court. As of the filing of the Form 10-K on February 27, 2015, the Company’s request for certiorari remained pending at the Supreme Court.

Since the Company accrued the charge in the third quarter of 2014, the Company made numerous attempts to initiate negotiations with the plaintiffs regarding settlement, but the Company was not able to convince plaintiffs to participate in negotiations until after the Company filed its Form 10-K. The plaintiffs finally agreed to come to the table for negotiations when they made a demand of $125 million on March 3, 2015, following the denial of the Company’s request for certiorari on March 2, 2015. Prior to the commencement of trial on March 31, 2015, the Company and the plaintiffs traded offers back and forth almost daily until the settlement was reached and announced on March 23, 2015. The Company also announced on March 23, 2015 that it had accrued a charge related to the settlement of this case and the resolution of all other related cases.

Therefore, when the Company filed its Form 10-K, it estimated a range of loss between the $7.7 million accrued at December 31, 2014 and an amount equal to the maximum exposure of all defendants in the case. Given the plaintiff’s refusal to engage in discussions with the Company unless the Company made an initial offer well above amounts it was willing to pay, the pending request for certiorari at the Supreme Court and the Company’s evaluation of the likelihood of ultimate success on the merits, an estimate of any amount of loss above the amount accrued was not possible at that time.

Ms. Jennifer Thompson
November 12, 2015

Finally, Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments regarding these responses, please contact the undersigned by email at paul.nozick@alston.com or by phone at (404) 881-7451.
Very truly yours,

/s/ Paul J. Nozick
Paul J. Nozick

cc:    Jeffrey S. Lorberbaum, Mohawk Industries, Inc.
Frank M. Boykin, Mohawk Industries, Inc.
R. David Patton, Mohawk Industries, Inc.